Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

(and its subsidiaries)

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2003	March 31, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Income from continuing operations before provision for income taxes (a)	$252	$246	$155	$498	$478
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases, and amortization of debt issuance costs	80	77	88	157	174

Total earnings (as defined), excluding interest on deposits	332	323	243	655	652
Interest on deposits	31	34	48	65	91

Total earnings (as defined)	$363	$357	$291	$720	$743

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	4.13	4.20	2.76	4.16	3.75
Including interest on deposits	3.27	3.22	2.14	3.24	2.80

(a)	Amounts for the first quarter and first six months of 2003 are before the cumulative effect of a change in accounting principle.